EXHIBIT 6
Section 321(b) Consent
     Pursuant to Section 321(b) of the Trust Indenture Act of 1939, as amended, Wilmington Trust Company hereby consents that reports of examinations by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.

WILMINGTON TRUST COMPANY
Dated: December 8, 2010	By:	/s/ Robert J. Perkins
		Name:	Robert J. Perkins
		Title:	Vice President